# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPYGLASS PHARMA, INC., CIK 0001778922
CUSIP: 85220G109
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 27061 Aliso Creek Rd., Suite 100, Aliso Viejo, California (CA), 92656
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,022,639; sole dispositive power 0; shared dispositive power 8,022,639; aggregate amount beneficially owned 8,022,639 (24.1% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,022,639; sole dispositive power 0; shared dispositive power 8,022,639; aggregate amount beneficially owned 8,022,639 (24.1% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,022,639; sole dispositive power 0; shared dispositive power 8,022,639; aggregate amount beneficially owned 8,022,639 (24.1% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,966,439; sole dispositive power 0; shared dispositive power 5,966,439; aggregate amount beneficially owned 5,966,439 (17.9% of the class)
- RA Capital Nexus Fund III, L.P. (CIK 0001883840): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,054,678; sole dispositive power 0; shared dispositive power 2,054,678; aggregate amount beneficially owned 2,054,678 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: SPYGLASS PHARMA, INC.
Address of issuer's principal executive offices: 27061 Aliso Creek Rd., Suite 100, Aliso Viejo, California (CA), 92656

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, RA Capital Healthcare Fund, L.P. (the "Fund") and RA Capital Nexus Fund III, L.P. (the "Nexus Fund III"). RA Capital, Dr. Kolchinsky, Mr. Shah, the Fund and the Nexus Fund III are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 5,966,439 shares of common stock held directly by the Fund; (ii) 2,054,678 shares of common stock held directly by the Nexus Fund III; and (iii) a total of 1,522 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Scheiner.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and the Nexus Fund III and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund III. Each of the Fund and the Nexus Fund III has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because each of the Fund and the Nexus Fund III has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund and the Nexus Fund III disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund and the Nexus Fund III are private investment vehicles. RA Capital provides investment management services to the Fund and the Nexus Fund III. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), (i) the Fund purchased 1,150,941, 1,150,941 and 222,591 shares of Series C-1, Series C-2 and Series D preferred stock, respectively, and (ii) the Nexus Fund III purchased 767,294, 767,294 and 272,056 shares of Series C-1, Series C-2 and Series D preferred stock, respectively. The aggregate purchase price of the foregoing was $41,595,265.41.

In connection with the closing of the IPO, on February 9, 2026, the Series C-1, Series C-2 and Series D preferred stock automatically converted into shares of common stock on a 1-for-1 basis. The Fund and the Nexus Fund III also purchased 3,441,966 and 248,034 shares of common stock, respectively, from the underwriters of the IPO at the IPO price of $16.00 per share, for an aggregate purchase price of $59,040,000.

All purchases of the securities described herein were for cash and were funded by working capital of the Fund and the Nexus Fund III, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the common stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may, from time to time, acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, and could involve the monetization of potential revenue streams deriving from development-stage or commercial programs of the Issuer, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses. Dr. Zachary Scheiner, a Principal of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer's board of directors and management as part of his duties as a director.

Neither Dr. Scheiner (other than in his capacity as a director) nor the Reporting Persons have any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board, other investment opportunities available to RA Capital, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 33,317,414 shares outstanding as of February 9, 2026, as reported in the Issuer's final prospectus dated February 5, 2026 filed with the Securities and Exchange Commission (the "SEC") on February 6, 2025, and giving effect to stock options, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth in Item 3 and this Item 5(c), none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

No. Price Per
Transaction Purchaser Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 03/05/2026 761 (1) (2)
Vest Stock Option (Right to Buy) RA Capital 04/05/2026 761 (1) (2)

(1) This option represents a right to purchase a total of 27,400 shares of the Issuer's common stock, which began vesting on February 5, 2026 in 36 equal monthly installments, subject to Dr. Scheiner's continued service to the Issuer through each vesting date. These options have an exercise price of $16.00 per share.

(2) Represents future vesting of options within 60 days from the filing date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreements

The holders of substantially all of the Issuer's pre-IPO capital stock, including the Fund and the Nexus Fund III, and each of the Issuer's directors, entered into lock-up agreements (the "Lock-Up Agreements") with the representatives of the underwriters of the Issuer's IPO. Pursuant to the Lock-Up Agreements, neither the Fund nor the Nexus Fund III is permitted, with limited exceptions, for a period of 180 days from February 5, 2026, to dispose of or hedge any of the Issuer's securities, except with the prior written consent of Jefferies LLC and Leerink Partners LLC.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Amended and Restated Investors' Rights Agreement

On May 30, 2025, certain investors of the Issuer, including the Fund and the Nexus Fund III, entered into an amended and restated investors' right agreement (the "Investors' Rights Agreement") with the Issuer, pursuant to which the Issuer agreed to register for resale certain shares of common stock and other equity securities of the Issuer that are held by the investors party thereto (the "Registrable Securities").

Pursuant to the Investors' Rights Agreement, beginning 180 days after the effective date of the registration statement filed in connection with the IPO, the Issuer will file a registration statement registering the resale of the Registrable Securities upon the request of holders of at least a majority of the outstanding Registrable Securities so long as the request covers securities the anticipated aggregate public offering price of which is at least $10 million. The investors may request a maximum of two registrations pursuant to this provision.

In addition, holders of at least 25% of the outstanding Registrable Securities may request the Issuer to file a registration statement on Form S-3, if eligible, to sell Registrable Securities with an anticipated aggregate offering amount of at least $1.0 million net of certain expenses related to the offering. The investors may request a maximum of two registration statements on Form S-3 in a 12-month period.

The Issuer will be responsible for certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. The investors are also entitled to customary "piggyback" registration rights, subject to certain requirements and conditions.

The registration rights granted under the Investors' Rights Agreement will terminate upon the earlier of (i) as to a given holder of registration rights, when such holder of registration rights holds less than 1% of the Issuer's outstanding securities and such holder can sell all of such holder's registrable securities without limitation in a three-month period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or (ii) the fifth anniversary of the IPO.

The description of the Investors' Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors' Rights Agreement filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

Equity Awards

Dr. Zachary Scheiner, a Principal of RA Capital, is a member of the Board of Directors of the Issuer. From time to time, Dr. Scheiner may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with RA Capital, Dr. Scheiner is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to RA Capital.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-292779), filed with the SEC on January 29, 2026).

Exhibit 99.3 Amended and Restated Investors' Rights Agreement, dated as of May 30, 2025 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (Registration No. 333-292779), filed with the SEC on January 16, 2026).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (02/17/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (02/17/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (02/17/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (02/17/2025)
- RA Capital Nexus Fund III, L.P.: /s/ Peter Kolchinsky, By RA Capital Nexus Fund III GP, LLC, its General Partner, By Peter Kolchinsky, Manager (02/17/2026)